February 26, 2008

United States Securities and Exchange Commission

Attn:  Kristin Shifflett

CF/AD5

100 F Street N.E.

Washington, D.C.  20549-3561

RE:

Sense Technologies Inc

Form 10-KSB/A for the year ended February 28, 2007

Filed July 17, 2007

File No. 000-29990

 We are in receipt of your letter of February 14, 2008 regarding the referenced.

We acknowledge and understand your purpose in this review process is to maintain a high degree of integrity in these types of disclosures, and stand ready in the best spirit of good faith to comply fully with any such recommendations that result from this review in all aspects.

Our responses are keyed to the items numbers in your letter:

1.

Per our attorneys, the amendment to the 10KSB was filed in order to include a consent from the Auditors to incorporate the audited annual financial statements into a registration statement filed under Form S-8.  The failure to provide an explanatory paragraph prior to Part 1 was an oversight, and won't be repeated again when such circumstances arise.

2.

Based on your comments, suggested expanded narrative might include:

●

Sales increase by 30% over the comparable period due to increased demand.  Such demand came mainly in the form of increased orders and sales in the first quarter ended May 31, 2007.  As previously disclosed in our 10-Q filings, our first fiscal quarters sales were $59,000 which was over half of the full years sales of $97,000.  This was an exceptional period when we had a customer place a large order to build up their inventory.

We do not know if such a continued increase in sales is likely.  While it is the company objective to grow sales, no assurance can be given that we will be successful in this manner and sustain comparable increases in sales in future periods.

_________________________________________________________________________________

Administrative

ScopeOut Sales

Guardian Alert Sales

Bruce Schreiner

Lowell Martinson

Tim Goldsbury

2535 N Carleton Avenue

16455 S. 15th Street

Alhambra Plaza - 725 N Hwy A-1-A, Suite C-106

Grand Island, NE  68803

Phoenix, AZ  85048

Jupiter, FL  33477-4565

Phone: 308-381-1355

Phone: 480-474-4309

Phone: 561-744-2952 / 704-522-7999

Fax: 308-381-6557

Fax: 480-460-7559

Fax: 561-745-6795

_____________________________________________________________________________________________________________

●

Direct costs in 2006 were abnormally high due to significant extraordinary expenses, i.e., the write off of Guardian Alert® inventory and non-capitalizable R & D costs.  Direct costs in 2007 were more traditional, and are more relative to what the company would expect in future periods, not allowing for any special extraordinary circumstances.  However, there were $9,762 of non-capitalizable R & D costs in 2007.

Direct costs typically include the cost of raw materials necessary to make our products.  It also includes the cost of shipping the products from manufacturing location to our warehouse.  We also normally show obsolete/unsaleable inventory costs and non-capitalizable R & D costs as direct costs.

●

The increase in consulting fees is due to the increased costs we incurred to test and launch the ScopeOut® products in the period.  We are also working on new cosmetics of our ScopeOut® products.  We explored several new avenues of potential sales for both our products in this period.

We further suggest the insertion of the following table:

			Increase	% Increase
	2007	2006	( Decrease)	(decrease)

Sales	$97,532	$74,903	$22,629	30.21%
Direct Costs	$143,825	$808,460	$(664,635)	(82.21)%
General and Administrative expenses	$1,182,076	$761,355	$420,721	55.26%

3.

Management periodically reviews inventory and makes a determination as to whether any inventory is obsolete, and does so in a conservative manner (i.e., if judgment is needed, we intend to err on recording the write-down so our financial statements are not inappropriately over-stated).  If we determine that certain materials and or products are not in saleable condition and that the likelihood of them being sold is remote, management will make a decision to write off the inventory and or parts of inventory that it deems will not sell.  If previously written-off inventory later sells, costs of sale are significantly lower due to the previous write-off of those costs.  This can materially affect period gross profit ratios.

Regarding intangible assets, the company conducts reviews annually in accordance with SFAS 142 regarding possible impairment of goodwill.

With regard to our ScopeOut® product license, we are not presently amortizing its costs because we cannot yet determine the useful life of this intellectual property.  We expect to be able to do that when we attempt to sub-license the patents with large, international companies, as such property rights will then be well-analyzed and tested, and as well the utilization and marketability of the actual products.

4.

Our accountants have advised in their independent auditors report that there is substantial doubt that our company has the ability to continue as a going concern.

With respect to the financial condition beyond the fiscal year ending February 28, 2007, the Company will need access to additional funding to meet operating requirements based on its current state of affairs.  Access to funding may come from debt, stock placement or a combination of both. Revenues for fiscal year ending February 28, 2007 were $97,000 and thus, expenses exceeded revenues.  Accordingly, the Company does not expect to be able to fund operations from internally-generated funds until such time as its sales exceed expenses.

As of the date of this filing, the Company had no other funding commitments and there can be no assurance that any such commitments in the future would be obtained on favorable terms, if at all.

The Company has previously maintained its operations from the sale of capital stock and advances and loans from related and unrelated parties.

Although management is cautiously optimistic about its progress for resolutions to its financing needs, no assurances can be made that its plans will be successful.  Adverse market conditions, general economic conditions and limited access to capital markets can adversely impact the Company and its progress as a going concern.

In the event of any equity or capital raise or share exchange for debt, dilution may occur to stockholders; and, debt financing, if available, may involve restrictive covenants with respect to dividends, raising capital and other financial and operational matters which could further restrict operations or finances.  If the Company is unable to obtain additional financing as strategically needed, it may be required to reduce the scope of operations for anticipated expansion, which could have a material adverse effect on business, results of operations and financial condition.

5.

At February 28, 2007, we had a working capital deficit of $1,654,970 compared to a working capital deficit of $1,376,041 at February 28, 2006.

In the event of any equity or capital raise or share exchange for debt, dilution may occur to stockholders; and debt financing, if available, may involve restrictive covenants with respect to dividends, raising capital and other financial and operational matters which could further restrict operations or finances.

If the Company is unable to restructure the notes payable that are currently in arrears or obtain additional financing, it may be required to reduce the scope of operations for anticipated expansion, which could have a material adverse effect on business, results of operations and financial condition.  While management believes it has a good relationship with the holders of the Notes Payable, no assurance can be given or should be implied that we will be able to bring the notes current in the future.

The Guardian Alert product requires additional funding for further development.  However, this development is elective in order for the product to be marketable in new market opportunities, basically Tier 1 manufacturers for OE applications.  The present iteration of the products is acceptable for aftermarket applications.  But, any further development of any of the company's products, required or elective, is dependent upon funding.  Management plans to fund any such development with internally-generated funds, sales of our capital stock, debt, or other avenues of financing.

As of the date of this filing the Company had no funding commitments and there can be no assurance that any such commitments in the future would be obtained on favorable terms, if at all.  Should management not be able to secure funding required for future development, this could adversely affect future sales and overall company viability.

6.

Schedule of Direct Costs

We can revise the financial statements as requested by the SEC to reflect the significant items comprising the cost of sales on the face of the Statement of Loss and delete the Schedule of Direct costs attached to the financial statements

7.

Intangible Assets

The Company’s intangible assets consist of three components:

a.

Driver Alert License agreement

b.

Scope-Out Mirror license agreement

c.

Scope-Out Mirror patent costs (item 8, below)

  a.

Driver Alert License Agreement

The Driver Alert Group License Agreement was in respect of the Company obtaining exclusivity for the manufacture, sale and distribution of the Guardian Alert unit. Total costs capitalized in respect of this license were $452,453 which was being amortized up to the point at which the Company adopted the provisions of SFAS 142. During the year ended February 29, 2004, the Company wrote down the unamortized portion of the Guardian Alert license fees to a nominal value of $1 because: i) Jim Cotter resigned as President of the Company (and was not replaced with another compensated President), providing evidence that one of the principals of the business could not foresee viable prospects for the Company’s business and; ii) there was an accumulation of losses associated with the Guardian Alert whereby future cash inflows were not seen to be sufficient to recover the carrying value of the license.

 b.

Scope-Out mirror license

On September 23, 2004, the Company signed an “Exclusive License Agreement” with Palowmar Industries, LLC in which the Company obtained the right to manufacture and sell the Scope-Out mirror for which the licensor has obtained U.S. Patent 6,715,893 with other patents pending for consideration totaling $150,000. By way of interpreting the agreement, it appeared that the license granted was not for one specific product, but for “the inventions covered by the Patent Rights and trade secret rights of Licensor.” Thus, any product modifications or redesigns were also determined to be captured by this agreement. Moreover, there are no costs associated with maintaining the license (such as a renewal fee) and there are no costs associated with the maintenance of expected future cash flows.

As at February 28, 2007, the Company had yet to sell any significant quantities of the Scope-Out mirror but had continued to market the cosmetically redesigned product to a car dealer network in Arizona, implying that there was intention to sell the product, and management had no plans for abandonment or impairment based on management’s assumptions of future cash flows associated with the sales of the product.

The License Agreement, at paragraph 4, states that the “License shall be in perpetuity, unless sooner terminated……” We understood that the perpetuity clause of the agreement meant that there was an intention of the parties not to limit the life of the license agreement, or, in the words of SFAS 142, have an indefinite useful life.

Based on the circumstances as they were at February 28, 2007, a determination of the definite useful life of the license could not be reasonably made. Paragraph B58 of SFAS 142 allows for non-amortization of intangible assets where it is stated “ ….any intangible asset that is determined to have an indefinite useful life should not be amortized until that life is determined to be no longer indefinite.” The conclusion drawn from paragraph B58 is that the Company is enabled to periodically review the circumstances surrounding intangible assets in order to determine their useful life rather than establishing a definite life at the inception of a license. The Company also acknowledges paragraph B59 of SFAS 142 whereby “indefinite does not mean the same as indeterminate.” As such, amortization should be taken once the best estimate of useful life could be made pursuant to future reviews of the license.

Additionally, several foreign patent applications are pending which management believes will have significant value if and when obtained.  Such intangible assets' patent duration lives will not commence until issued, if they do.  This adds to the overall inability to yet assign lives to these intangible assets.

8.

Capitalized patent costs

Patent costs are amounts paid to attorneys to obtain Scope Out patents in foreign jurisdictions.

9.

Management has strictly observed the requirements of the license with Palowmar Industries, and no breaches to-date have occurred.  The company has entered addenda to the agreement allowing for payment for any unpaid minimum royalties to be extended until June 30, 2008.

Further, please note paragraph 19 of the agreement.  If minimum royalties are not made, such breach would only constitute a loss of exclusivity, not the license rights in totality.  Management believes an annual accrual of the minimum royalties only one time per year remains appropriate, as the minimum royalty amount due is based on an annual number of units, not a quarterly (or otherwise) number, per the agreement. The minimum royalties prepaid for the first year have offset any later monthly sales royalties that would have been due had there been no minimum royalty provision.

However, the timing for such annual accrual likely should occur within the third quarter of the company's annual year, not the fourth, as the anniversary of entering the contract is September 23, of each year.

10.

The company was not required to utilize Mr. Martinson as a consultant for three years, but, in fact, has utilized him.  Such services include cosmetic redesign, interacting with product manufacturers, and significant marketing efforts.  We continued his payment at $6,250 per month after his license agreement payment ended on December 23, 2005.

11.

Basic loss per share

The financial statement presentation will be revised to conform with SFAS 128, para. 171.

12.

Revenue is recognized by management only upon receipt of an actual purchase order from a customer, and the related invoicing to the company, or, in the absence of a purchase order (i.e., verbal order), the actual invoicing to the customer.

Credit is normally extended for 30 days.  The company provides a 3-year warranty on all products, and has never had a product returned for a warranty issue.

13.

Royalty Payable

The royalty payable of $540,000 at February 28, 2007 and 2006 is comprised of $480,000 owed to the Driver Alert Group “DAG” and $60,000 owed to Palowmar Industries in respect of the Scope Out. The $480,000 royalty payable to the DAG has not changed since February 29, 2004 as discussed in item 16.

14.

Common Stock – Right to purchase common shares

The right to purchase common shares arose pursuant to a consulting agreement dated August 21, 2006 with Deaneen Graham to provide consulting services subject to milestone achievements. This “right to purchase” was accounted for in the same manner as a grant of stock options with performance conditions.

The fair value of the shares subject to the right to purchase agreement was determined to be $0.19011 using the Black Scholes option valuation model using a measurement date of September 1, 2006 because that was the deemed date at which the consultant commenced working for the company. EITF 96-18 states that the measurement date should be the earlier of the performance commitment or the date at which the counterparty’s performance is complete. Since there was significant disincentive for nonperformance for the consultant due to the ability to exercise the right to purchase being her sole compensation, the Company chose to use September 1, 2006 as the measurement date. The shares were issued on October 30, 2006 at which time the fair value of the share-based compensation was recorded.

Please see the Form S-8 Registration Statement filed October 24, 2006.  As reflected in the financial statements, the shares had been issued, as all the milestone achievements had been met during the period.

We will incorporate the information contained in the filed S-8 in Note 9 of the financial statements.  It initially was not, as that was anticipated to be an unnecessary duplication of fairly contemporaneously-filed information.

15.

Preferred Shares

The preferred shares are entitled an annual dividend of $0.10 per share payable on July 31 of each calendar year.

The preferred shares are convertible into common shares of the Company at the rate of one common share for each 0.29 preferred share. Upon conversion, all preferred share rights cease except the right to receive declared and unpaid dividends

The preferred shares are redeemable at the option of the Company at the redemption price of $1 per Class A preferred share plus payment of all dividends cumulated thereon.

16.

Related Party Transactions

The $480,000 royalty payable is accrued in favor of the DAG with respect of royalties payable in accordance with the minimum quantity requirements of the original license.  The DAG (Driver Alert Group) is a group of joint owners of the driver-alerting device patents and proprietary know-how.  The balance of $480,000 has not changed since the 2004 fiscal year-end because the Company and the DAG intended to amend the agreement to remove the minimum quantity clauses. This balance has continuously been disclosed as a related party balance because the DAG has held significant shareholdings in the Company and the affairs of this Group are administered by Bruce Schreiner.

We sincerely hope you receive this communication as satisfactory to your requested information.  Upon an acceptable determination of the items that require correction, we will diligently amend our filings.

Sincerely,

SENSE TECHNOLOGIES, INC.

/s/ Bruce E. Schreiner

Bruce E. Schreiner